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Exhibit (a)(5)(2)

Franklin Covey Co. Commences Dutch Auction Tender Offer

        SALT LAKE CITY, December 14, 2015—Franklin Covey Co. (NYSE: FC) today announced that it has commenced its previously announced modified Dutch Auction tender offer for up to $35.0 million in value of shares of its common stock at a price within (and including) the range of $15.50 to $17.75 per share, which may allow up to 2,258,064 shares, or approximately 13.9 percent of the Company's outstanding common stock, to be acquired through the tender offer. The midpoint of this range represents a premium of approximately 14.3 percent over Franklin Covey's closing stock price of $14.55 on December 7, 2015, the last trading day preceding the prior announcement of the tender offer.

        The tender offer will expire at 11:59 p.m. New York City time, on January 12, 2016, unless extended by Franklin Covey. Tenders of Franklin Covey common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender offer is subject to terms and conditions described in the Offer to Purchase filed with the Securities and Exchange Commission ("SEC") and distributed to shareholders.

        The Company intends to finance the tender offer primarily from (i) available cash and (ii) either the Company's existing revolving line of credit with JPMorgan Chase Bank, N.A. (the "Revolving Line") or, if in place prior to the expiration of the tender offer, a new $20 million term loan. As of December 7, 2015, the Company had cash on hand of approximately $22 million, and there was $30 million available under the Revolving Line.

        The modified Dutch Auction tender offer will give shareholders who tender their shares directly to the depositary the opportunity to sell a portion or all of their shares to the Company without incurring any brokerage fees or commissions and will allow shareholders to indicate how many shares and at what price within the Company's specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within (and including) the range that will enable it to purchase up to $35.0 million in value of shares of its common stock, or a lower amount depending on the number of shares that are properly tendered. The Company also reserves the right, in the event that more than $35.0 million of its shares of common stock are tendered in the tender offer at or below the purchase price, to purchase up to an additional 2% of its shares of common stock outstanding without extending the tender offer. Tender offer materials are being distributed to shareholders and are being filed with the SEC today. All shares purchased by the Company will be purchased at the same price, even if shareholders selected a lower price at which to sell; however, the Company will not purchase any shares above the determined purchase price. The tender offer is not conditioned on the receipt of outside financing or upon any minimum number of shares being tendered. The Company's Board of Directors and its executive officers do not intend to participate in the tender offer.

        Franklin Covey's Board of Directors approved the tender offer. However, none of the Company, its Board of Directors, the dealer manager or the information agent makes any recommendation to shareholders on whether or not to tender their shares. Shareholders must decide how many shares they will tender, if any, and the price within (and including) the anticipated offer range at which they will offer their shares for purchase by the Company.

        B. Riley & Co., LLC is acting as the dealer manager for the tender offer and the information agent is Georgeson Inc. The depositary institution is Zions Bank. The Offer to Purchase, Letter of Transmittal, and related documents are being mailed to shareholders of record and will be made available for distribution to beneficial owners of Franklin Covey's shares. For questions of information, please call the information agent toll-free at (800) 213-0473.

Forward-Looking Statements

        This press release contains forward-looking statements related to, among other things, a proposed tender offer. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company may decide, for any number of reasons, not to pursue the tender offer, the conditions to any such tender offer may not be satisfied, market conditions and the price of the Company's stock may not be favorable, general economic conditions, the Company's cash needs, shareholders may not tender shares in response to the offer in sufficient numbers to make the tender offer advisable and other risks and uncertainties outlined in the Company's documents filed with the SEC, including the Company's most recent annual report on Form 10-K for the fiscal year ended August 31, 2015 as filed with the SEC. All forward-looking statements and other information in this press release are based upon information available as of the date of this press release. Such information may change or become invalid after the date of this press release, and, by making these forward-looking statements, the Company undertakes no obligation to update these statements after the date of this press release, except as required by law.

Additional Information and Where to Find It

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of offers to buy shares of Franklin Covey common stock will only be made pursuant to the Offer to Purchase, dated December 14, 2015 (as may be amended or supplemented), the related Letter of Transmittal and other related documents that Franklin Covey is sending to its shareholders. Shareholders of the Company are urged to read the relevant tender offer documents because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. Those materials are being distributed by the Company to the Company's shareholders at no expense to them.

        In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

About Franklin Covey Co.

        Franklin Covey Co. (NYSE:FC) (www.franklincovey.com), is a global provider of training and consulting services in the areas of leadership, productivity, strategy execution, customer loyalty, trust, sales performance, government, education and individual effectiveness. Over its history, Franklin Covey has worked with 90 percent of the Fortune 100, more than 75 percent of the Fortune 500, and thousands of small and mid-sized businesses, as well as numerous government entities and educational institutions. Franklin Covey has more than 40 direct and licensee offices providing professional services in over 150 countries.

Investor Contact:	Media Contact:
Franklin Covey	Franklin Covey
Steve Young	Debra Lund
801-817-1776	801-817-6440
Investor.relations@franklincovey.com	Debra.lund@franklincovey.com

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Franklin Covey Co. Commences Dutch Auction Tender Offer